FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda to Acquire 100% Ownership of Nimbus Therapeutics’ TYK2 Program Subsidiary
99.1	(Attachment) Takeda to Acquire Late-Stage, Potential Best-in-Class, Oral Allosteric TYK2 Inhibitor NDI-034858 From Nimbus Therapeutics

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: December 13, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda to Acquire 100% Ownership of Nimbus Therapeutics’
TYK2 Program Subsidiary

OSAKA, Japan and CAMBRIDGE, Massachusetts, December 13, 2022 – Takeda (TSE:4502/NYSE:TAK) today announced that its Board of Directors has decided and entered into an agreement to acquire all shares of Nimbus Lakshmi, Inc. (“Lakshmi”), a wholly-owned subsidiary of Nimbus Therapeutics, LLC (“Nimbus”). Headquartered in Boston, MA, Nimbus is a clinical-stage, structure-based drug discovery company developing novel small molecule medicines designed to act against well-validated but difficult-to-drug targets implicated in multiple human diseases. The Lakshmi program includes the lead molecule, NDI-034858, an oral, selective allosteric tyrosine kinase 2 (TYK2) inhibitor being evaluated for the treatment of multiple autoimmune diseases. NDI-034858 has the potential to demonstrate best-in-class efficacy and safety in multiple immune-mediated diseases including psoriasis, inflammatory bowel disease, psoriatic arthritis, and systemic lupus erythematosus.

Under the terms of the agreement, Takeda will pay Nimbus $4B upfront, and two milestone payments of $1B each upon achieving annual net sales of $4B and $5B. The upfront payment will be primarily funded by cash on hand. The transaction is expected to be finalized before the end of FY2022. Closing of the transaction is contingent on completion of review under antitrust laws, including the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976.

1.Rationale for the share acquisition
Please refer to the attachment “Takeda to Acquire Late-Stage, Potential Best-in-Class, Oral Allosteric TYK2 Inhibitor NDI-034858 From Nimbus Therapeutics”, for the rationale behind acquiring the TYK2 program held by Lakshmi through a share acquisition.

2.Overview of Lakshmi, a subsidiary which will be acquired by Takeda

(1)	Name	Nimbus Lakshmi, Inc.
(2)	Address	22 Boston Wharf Road, Floor 9 Boston, MA 02210 USA
(3)	Representative	Jeb Keiper, Chief Executive Officer
(4)	Scope of business	Holding intellectual properties
(5)	Date of establishment	April 12, 2010
(6)	Major shareholders and ownership ratio	Nimbus Therapeutics, LLC 100%
(7)	Relationships with Takeda	Capital Relationship	There is no capital relationship between Lakshmi and Takeda.
		Personnel Relationship	There is no personnel relationship between Lakshmi and Takeda.
		Business Relationship	There is no business relationship between Lakshmi and Takeda.

3.Overview of Nimbus, a counterparty to the share acquisition

(1)	Name	Nimbus Therapeutics, LLC
(2)	Address	22 Boston Wharf Road, Floor 9 Boston, MA 02210 USA
(3)	Representative	Jeb Keiper, Chief Executive Officer
(4)	Scope of business	Research and development of pharmaceutical drugs
(5)	Date of establishment	March 26, 2010
(6)	Relationships with Takeda	Capital Relationship	There is no capital relationship between Nimbus and Takeda.
		Personnel Relationship	There is no personnel relationship between Nimbus and Takeda.
		Business Relationship	There is no business relationship between Nimbus and Takeda.
		Related party relationship	There is no related party relationship between Nimbus and Takeda.

4.Number of shares to be acquired, acquisition price, and number of shares held by Takeda before and after acquisition

(1)	Number of shares held before acquisition	0 shares (Percentage of voting rights: 0%)
(2)	Number of shares to be acquired	1,000 shares of Series A Common Stock and 1 share of Series B Common Stock
(3)	Acquisition price*	4 billion USD (actual price will be determined after adjustment for items including closing indebtedness and closing account payable of Lakshmi)
(4)	Number of shares held after acquisition	1,000 shares of Series A Common Stock and 1 share of Series B Common Stock (Percentage of voting rights: 100%)
* Additionally, there will be two milestone payments of $1 billion each upon achieving annual net sales of $4 billion and $5 billion for NDI-034858.

5.Schedule

(1)	Date of decision on the share acquisition by the Director delegated by the Board of Directors	December 13, 2022
(2)	Date of conclusion of agreement on the share acquisition	December 13, 2022
(3)	Date of the share acquisition	By March 31, 2023 (planned)

6.Future outlook
Takeda will continue to assess the impact of the share acquisition and other factors and will update its forecast for the fiscal year ending March 31, 2023 at the appropriate timing, as necessary.

(Reference) Forecasts for the full year consolidated financials for the fiscal year 2022 (announced on October 27, 2022) and the full year consolidated financial results for the fiscal year 2021

(millions JPY)
	Revenue	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
FY2022 Forecast	3,930,000	530,000	426,000	307,000	197.83 JPY
FY2021 Results	3,569,006	460,844	302,571	230,059	147.14 JPY

About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

Contacts

Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543	Media Relations U.S. and International Catherine Wilson Catherine.Wilson@takeda.com +1 (440) 488-6242 Japan Jun Saito Jun.Saito@takeda.com +81 (0) 3-3278-2325

Important Notice
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Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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